Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 2, 2026, with respect to the combined financial statements of Teucrium Commodity Trust and its series: Teucrium Corn Fund, Teucrium Soybean Fund, Teucrium Sugar Fund, Teucrium Wheat Fund, Teucrium Agricultural Fund, 7RCC Spot Bitcoin and Carbon Credit Futures ETF included in the Annual Report of Teucrium Commodity Trust on Form 10-K for the year ended December 31, 2025, which is incorporated by reference in this Registration Statement and Prospectus. We consent to the incorporation by reference of the aforementioned report in this Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts”.

/s/ GRANT THORNTON LLP

New York, New York

March 3, 2026